SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________________     Commission File Number   ___________________________

Loncor Resources Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1 First Canadian Place
100 King Street West
Suite 7070, P.O. Box 419
Toronto, Ontario M5X 1E3
(416) 366-2221
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	None

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form                                                      ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes     ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐  Yes     ☐  No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Loncor Resources Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and any mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the annual and quarterly information documentation filed as Exhibits to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date thereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements which are filed with this Registration Statement in accordance with Canadian generally accepted accounting practices (“GAAP”), and such standards are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in the supplemental note to the audited consolidated financial statements of the Registrant incorporated by reference herein as Exhibit 99.3.

RISK FACTORS

In addition to the risk factors set forth in the documents included as exhibits to this Registration Statement, prospective investors should consider the following.

The SEC has proposed rules that may affect mining operations in the Democratic Republic of the Congo.

The Dodd Frank Wall Street Reform and Consumer Protection Act has directed the SEC to adopt rules regarding disclosure on potential conflict minerals that are necessary to the functionality or production or a product manufactured by a company that files reports with the SEC, and the SEC has issued proposed rules in response to their requirement.  Conflict minerals include columbite-tantalite, cassiterite, gold, wolfamite or their derivatives or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or a bordering country. Under the rules as proposed by the SEC, reporting companies must disclose the origin of and certain other information concerning the conflict minerals.  The Registrant is currently exploring property in the DRC and may in the future mine for conflict minerals.  The mining of minerals is deemed to be considered the manufacturing of such minerals.

If the proposed rules are adopted in their present form, and the Registrant mines any of the minerals named above in the DRC, the Registrant will be required to disclose in its Annual Report on Form 40-F that its minerals originated in the DRC and will need to furnish a conflict minerals report which includes a due diligence report of the issuer and a certified independent private sector audit that is to be made publicly available on the Registrant’s website. The report will need to disclose whether or not the Registrant and the audit have determined that the conflict minerals are “conflict free”, meaning that they did not benefit or finance armed groups in the DRC.  The report must include the due diligence measures that the Registrant took regarding the source and chain of custody of the minerals.

As the final rules have not been implemented, both content of the final rules and their effect remain uncertain.  Compliance with the new rules may be demanding on both financial resources and personnel. The requirement that all SEC reporting companies disclose whether their products include conflict minerals, and if so, information concerning the origin of the conflict minerals, might cause companies to take steps, or require their suppliers to take steps, to assure that minerals originating in the DRC are not included in minerals supplied to them for use in their products. Accordingly, it is possible that the rules could adversely affect the ability of the Registrant to sell minerals mined in the DRC or the price at which the minerals can be sold.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.45, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2009 and 2008, Exhibit 99.3 that includes a reconciliation of the financial statements to U.S. GAAP as required by Item 18 of Form 20-F, and Exhibit 99.2, the Registrant’s management’s discussion and analysis for the year ended December 31, 2009, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.42 through Exhibit 99.45, inclusive, as set forth in the Exhibit Index attached hereto.

The Registrant confirms there are no off balance sheet arrangements.

The following table lists as of December 31, 2010 information with respect to the Registrant’s known contractual obligations:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	24,417	24,417
Purchase Obligations	130,400	130,400	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	154,817	154,817

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LONCOR RESOURCES INC.

/s/ Donat K. Madilo

Donat K. Madilo
Chief Financial Officer

Date: April 5, 2011

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

Annual Information

99.1	Consolidated Financial Statements for the years ended December 31, 2009 and 2008
99.2	Management’s Discussion and Analysis for the year ended December 31, 2009
99.3	Supplementary Note to Item 18 - Reconciliation to United States Generally Accepted Accounting Principles for the years ending December 31, 2009 and 2008

Quarterly Information

99.4	Interim Consolidated Financial Statements for the period ended September 30, 2010
99.5	Management’s Discussion and Analysis for the nine months ended September 30, 2010
99.6	Interim Consolidated Financial Statements for the period ended June 30, 2010
99.7	Management’s Discussion and Analysis for the six months ended June 30, 2010
99.8	Interim Consolidated Financial Statements for the period ended March 31, 2010
99.9	Management’s Discussion and Analysis for the three months ended March 31, 2010

Shareholder Meeting Materials

99.10	Form of Proxy for Annual and Special Meeting of Shareholders held on June 18, 2010
99.11	Management Information Circular dated May 18, 2010 in connection with the Annual and Special Meeting of Shareholders held on June 18, 2010
99.12	Notice of Annual and Special Meeting of Shareholders held on June 18, 2010

Press Releases

99.13	News Release dated March 29, 2011
99.14	News Release dated March 16, 2011
99.15	News Release dated March 1, 2011
99.16	News Release dated February 1, 2011
99.77	News Release dated January 28, 2011
99.18	News Release dated January 13, 2011
99.19	News Release dated January 11, 2011
99.20	News Release dated January 6, 2011
99.21	News Release dated December 21, 2010
99.22	News Release dated December 15, 2010
99.23	News Release dated December 10, 2010
99.24	News Release dated November 29, 2010
99.25	News Release dated September 14, 2010
99.26	News Release dated June 30, 2010
99.27	News Release dated June 3, 2010
99.28	News Release dated April 23, 2010

Exhibit	Description

99.29	News Release dated March 30, 2010
99.30	News Release dated March 11, 2010
99.31	News Release dated February 18, 2010
99.32	News Release dated February 9, 2010
99.33	News Release dated January 11, 2010

Material Change and Business Acquisition Reports

99.34	Material Change Report dated January 21, 2011
99.35	Material Change Report dated January 14, 2011
99.36	Material Change Report dated December 17, 2010
99.37	Material Change Report dated May 3, 2010
99.38	Material Change Report dated February 23, 2010
99.39	Material Change Report dated February 17, 2010
99.40	Material Change Report dated January 20, 2010

Other Material Documents

99.41	By-law of Loncor Resources Inc.

Consents

99.42	Consent of Peter Cowley
99.43	Consent of Fabrice G. Matheys
99.44	Consent of Dr. Howard Fall
99.45	Consent of BDO Canada LLP